EXHIBIT 99.4

November 18, 2010

Dear Shareholders of Cream Minerals Ltd.:

Endeavour Silver Corp. (“Endeavour” or the “Offeror”) has amended its offer dated October 4, 2010 to purchase all of the common shares (the “Shares”) of Cream Minerals Ltd. (“Cream”) further to a Notice of Change and Extension dated November 8, 2010 and the enclosed Notice of Change, Variation and Extension dated November 18, 2010 (as amended, the “Offer”).

The Amended Offer

Endeavour offers to purchase all of the Cream Shares on the revised basis of, at the election of each Shareholder:

(a)	Cdn.$0.14 in cash per Cream Share (the “Cash Election”); OR
(b)	0.02575 of a common share of Endeavour (“Endeavour Share”) per Cream Share (the “Share Election”).

The Share Election — The exchange ratio for the Share Election is based upon the 10-day volume weighted average price (“VWAP”) of the Endeavour Shares at the close of trading on the Toronto Stock Exchange (“TSX”) on November 8, 2010, the date of the notice of change and extension pursuant to which the Shareholders were first notified of the proposed variations to the Offer, which average price was Cdn.$5.4363.  The exchange ratio is intended to value the consideration under the Share Election at the equivalent of Cdn.$0.14 per Share.  The 10-day VWAP of the Endeavour Shares at the close of trading on the TSX on the last trading day prior to the date of this letter was Cdn.$6.0815 per Endeavour Share, which imputes a value of Cdn.$0.1566 per Cream Share.

The Cash Election — The increased offer price of Cdn.$0.14 per Share under the Offer represents a premium of 105% over the average closing price of the Shares of Cdn.$0.068 for the ten trading days ended September 24, 2010 (the last trading day prior to the announcement of the initial Offer), a premium of 86% over the closing trading price of Cdn.$0.075 per Share on September 24, 2010, and a premium of 27% over the closing price of Cdn.$0.11 per Share on November 8, 2010.  The Offeror recommends that Shareholders obtain recent quotations for the Shares before deciding whether or not to tender your Shares.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 2:00 P.M. (PACIFIC TIME) ON MONDAY, DECEMBER 6, 2010 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY THE OFFEROR.

Shareholders who have validly deposited and not withdrawn their Shares under the Offer do not need to take further action to accept the Offer for the Cash Election and will automatically be entitled to receive under the Offer the increased consideration of Cdn.$0.14 per Share pursuant to the Cash Election.  Such Shareholders will, however, have the opportunity to elect the Share Election as described in the enclosed Notice of Change, Variation and Extension.

Shareholders are encouraged to carefully read the enclosed Notice of Change, Variation and Extension in conjunction with Endeavour’s Offer and the Circular dated October 4, 2010.  Time is of the essence.  Holders who wish to tender their Shares should act as soon as possible to ensure the Depositary has received validly tendered Shares no later than the Expiry Time.

Should you have any questions about how to tender your Shares, please contact the information agent Laurel Hill Advisory Group toll free at 1-877-304-0211 North American (collect 416-304-0211 outside North America) or by email at assistance@laurelhill.com.

Yours sincerely,

ENDEAVOUR SILVER CORP.

per:

Bradford J. Cooke
Chairman and Chief Executive Officer